Filed pursuant to Rule 424(b)(3)
File No. 333-250288

PIMCO Dynamic Income Fund

(the “Fund”)

Supplement dated May 21, 2021 to the Fund’s Prospectus, Statement of Additional

Information and Prospectus Supplement, each dated November 19, 2020

(respectively, the “Prospectus,” the “SAI” and the “Prospectus Supplement”)

Proposed Reorganizations. The Board of Trustees (the “Board”) of the Fund has approved the reorganization of each of PIMCO Dynamic Credit & Mortgage Income Fund (“PCI”) and PIMCO Income Opportunity Fund (“PKO”) (collectively the “Acquired Funds”) with and into the Fund, subject to certain shareholder approvals and other conditions described below, including approval by shareholders of the Fund of the issuance of additional common shares of beneficial interest of the Fund (the “Merger Shares”) to be distributed to Acquired Fund shareholders in connection with the reorganizations. Pacific Investment Management Company LLC (“PIMCO”), the investment manager of the Fund, and the Board believe that the proposed reorganizations are in the best interests of the Fund and its shareholders.

Conditional Fee Reduction. In addition, the Board has approved a conditional 0.05% (five basis points) reduction in the annual management fee rate paid by PDI to PIMCO from 1.15% to 1.10% of PDI’s average daily total managed assets, effective as of the date of the closing of the reorganization of PCI into PDI. The fee reduction is, however, contingent on the consummation of the reorganization of PCI into PDI, which will require, among other conditions to be satisfied, approval by shareholders of the Fund of the issuance of the Merger Shares.

Additional Information about the Reorganizations. The reorganizations are subject to a number of conditions, including approval by shareholders of the Fund to issue the Merger Shares. In addition, the reorganization of PKO into the Fund is (i) subject to approval by PKO’s shareholders, and (ii) contingent on the consummation of the reorganization of PCI into PDI. No action is needed by shareholders of PCI.

Shareholders of the Fund and of PKO will be asked to vote on the applicable proposals at a Special Meeting of Shareholders (the “Shareholder Meeting”) expected to take place on or about July 28, 2021 at a time and location to be specified in a proxy statement/prospectus that is expected to be mailed to the Fund’s common shareholders of record as of June 10, 2021 (the “proxy statement/prospectus”). The proxy statement/prospectus will contain additional information about the Shareholder Meeting and the reorganizations. The Board has recommended that shareholders of the Fund vote to approve the issuance of the Merger Shares.

It is currently expected that the reorganizations will be completed approximately two to three months after (and in any event not earlier than two months after) the Shareholder Meeting (including any adjournments or postponements thereto), subject to PIMCO’s market outlook and operational considerations, the shareholder approvals described above and the satisfaction of applicable regulatory requirements and customary closing conditions. Upon consummation of the reorganization, the assets and liabilities of the Acquired Funds would be transferred to the Fund in exchange for Merger Shares (and cash in lieu of fractional Merger Shares), based on the Fund’s and the Acquired Fund’s respective net asset value per share at the time of the reorganization. Each reorganization is expected to be a tax-free event for federal income tax purposes.

Following the reorganizations, the Fund will continue to be managed in accordance with its existing investment objectives and strategies as described in the Prospectus, SAI, and Prospectus Supplement. The proxy statement/prospectus will include a comparison of, and more information regarding, the Fund’s investment objectives and strategies and other policies and each Acquired Fund’s assets and liabilities.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of the Fund, nor is it a solicitation of any proxy. For more information regarding the Fund, or to receive a free copy of the proxy statement/prospectus relating to the reorganizations (and containing important information about fees, expenses and risk considerations) once a registration statement relating to the reorganizations has been filed with the Securities and

Exchange Commission and becomes effective, please call 1-800-814-0439. The proxy statement/prospectus relating to the reorganizations will also be available for free on the Securities and Exchange Commission’s web site (http://www.sec.gov). Please read the proxy statement/prospectus relating to the reorganization carefully before making any investment decisions.

Investors Should Retain This Supplement for Future Reference

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